Exhibit (a)(5)(B)

CONTACT:	Rick Howe Director, Corporate Communications 858.207.5859
BIOMED REALTY ANNOUNCES RESULTS OF TENDER OFFER FOR ITS
EXCHANGEABLE NOTES
SAN DIEGO, Calif. – December 9, 2009 – BioMed Realty Trust, Inc. (NYSE: BMR) announced today the expiration and final results of the previously announced cash tender offer by its operating partnership, BioMed Realty, L.P., for any and all of its outstanding 4.50% Exchangeable Senior Notes due 2026 (the “Notes”).
As of midnight, New York City time, on Tuesday, December 8, 2009, the scheduled expiration date of the tender offer, $61,270,000.00 in aggregate principal amount of the Notes, representing approximately 57% of the aggregate principal amount of the outstanding Notes prior to the tender offer, had been validly tendered and not properly withdrawn in the tender offer. All Notes validly tendered and not properly withdrawn in the tender offer have been accepted for payment by BioMed Realty, L.P. and will be cancelled.
The consideration to be paid for each $1,000 principal amount of the Notes was $1,000, plus accrued and unpaid interest up to, but not including, the date of purchase. Payment of the aggregate consideration of $61,806,112.50, including accrued and unpaid interest, will be made on the validly tendered Notes in accordance with the terms of the tender offer on December 11, 2009. After giving effect to the purchase of the tendered Notes, $46,150,000.00 aggregate principal amount of the Notes remains outstanding.
This announcement is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any Notes. The tender offer was made solely by and subject to the terms and conditions set forth in the Schedule TO (including the offer to purchase and related letter of transmittal) that was filed by BioMed Realty, L.P. with the Securities and Exchange Commission.
BioMed retained Credit Suisse Securities (USA) LLC to serve as the dealer manager and D.F. King & Co., Inc. to serve as the information agent for the tender offer.
About BioMed Realty Trust
BioMed Realty Trust, Inc. is a real estate investment trust (REIT) focused on Providing Real Estate to the Life Science Industry®. The company’s tenants primarily include biotechnology and pharmaceutical companies, scientific research institutions, government agencies and other entities involved in the life science industry. BioMed owns or has interests in 69 properties, representing 114 buildings with approximately 10.5 million rentable square feet. The company’s properties are located predominantly in the major U.S. life science markets of Boston, San Diego, San Francisco, Seattle, Maryland, Pennsylvania and New York/New Jersey, which have well-established reputations as centers for scientific research. Additional information is available at www.biomedrealty.com.
This press release contains forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, without limitation: BioMed’s offer to purchase any and all of the Notes in the tender offer; adverse economic or real estate developments in the life science industry or in our target markets, including the ability of our tenants to obtain funding to run their businesses; our failure to obtain necessary outside financing on favorable terms or at all, including the continued availability of our unsecured line of credit; general economic conditions, including downturns in the national and local economies; volatility in financial and securities markets; defaults on or non-renewal of leases by tenants; our inability to compete effectively; increased interest rates and operating costs; our inability to successfully complete real estate acquisitions, developments and dispositions; risks and uncertainties affecting property development and construction; our failure to successfully operate acquired properties and operations; our failure to maintain our status as a REIT; government approvals, actions and initiatives, including the need for compliance with environmental requirements; and changes in real estate, zoning and other laws and increases in real property tax rates. For a further list and description of such risks and uncertainties, see the reports filed by the company with the Securities and Exchange Commission, including the company’s most recent annual report on Form 10-K and quarterly reports on Form 10-Q. Except as required by law, the company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
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